Filed by Athena Consumer Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Athena Consumer Acquisition Corp.

Commission File No. 001-40921

Date: December 16, 2022

Transcript of e.GO-Canaccord Genuity Analyst Hosted Conference Call

December 15, 2022

George Gianarikas:

Hi everyone, this is George Gianarikas, sustainability analyst here at Canaccord Genuity. One of our favorite parts of the job is learning about and introducing new companies, trying to tackle the issue of sustainability to the world. We’re very excited to have with us today, e.GO and chairman of the board, Ali Vezvaei. Ali, thank you so much for joining us, and please maybe give us a little background of yourself and tell us about e.GO.

Ali Vezvaei:

Sure. Pleasure to be here and thanks for the invitation, George. Good morning, Good afternoon, everyone. By way of introduction, I have the pleasure of working with and for the e.GO team in Germany. I’m an engineer by background, mechanical, went business school and for the most part of my life, about two decades have worked in German tech and industrial development companies like Siemens. For the last nearly a decade, I’ve been an investor in tech, climate tech, and ESG. A personal conviction that the planet needs help and the help comes from technology. e.GO is the very representation of that commitment, not only by me but also by the entire 400 committed individuals that have got together since a number of years, disrupting, leveraging technology in order to introduce holistic sustainability in the EU sector. One that does not necessarily translate into just building cars, but also offering that to a life cycle of sustainability, recyclability and circularity. On that note, if you allow me to just go through a couple of slides, and do an introduction to the company and what it stands for.

Before I begin with the statistics and talking about the facts around e.GO, let me tell you what brings us here and what motivates us at e.GO every single day. First of all, the obvious: the planet needs help and the help comes from technology. Second of all, the technology needs to be well thought true and founded in a way that it allows the best utilization of limited resources, resources that by today we have all understood being finite and somewhat expensive. Lithium is a great example, nickel, cobalt, and so on and so forth. The third is the construct of electro mobility, particularly as it relates to urban mobility needs to be well thought through in the sense that it is not just a conversion of a powertrain from ICE to electric, because that comes with a lot of legacy from the design of the product, the construct and the fabric of production, and together, they may not be well sustainable, neither from an environmental footprint point of view, nor from an economic flexibility standpoint. That of course, translates itself into in a world that has been with a backdrop of QE, very, very low cost of capital and a lot of consumer sentiment around purchasing and velocity of money. Factories with a larger size, with a higher amount of CapEx, seem not to represent a big risk. As the world moved towards the normal reality, which is there is a cost of capital, there are limitation around the consumer appetite, and firepower, asset flexibility, utilization of capital and restriction around the cap expend gets deployed into production, becomes a very important competitive factor. Next is: when you look at trying to leverage technology in order to develop and advocate sustainability, it also needs to take into account economic sustainability which is engaging the communities, introducing and then producing employment opportunities, technology transfer and so on and so forth.

Last but not least, why are we starting with a car that looks like this and with a construct that is designed as e.GO is? We believe that the change needs to begin in the cities. On that note, allow me to introduce e.GO as it stands today. It’s not a representation of an aspiration. Rather, a reality with production facilities already built, cars already produced, unlimited EU [homologation 00:05:20] achieved, first micro-factory in Germany built and in production, second micro-factory in the southeast Europe, start nearing its start of construction, a very plausible path to growth, thanks in parts to very significant capital flexibility and ultra light CapEx production, along with technology enabled the product platform.

Of course, as we disrupt the product and the production, we needed to also rethink and innovate our way around partnerships and go to market. There, we have packed along, very, very good strong partnerships with people and companies who share the vision, and of course bring along firepower that allows us to move forward. By now, more than 1,500 cars on the road, more than eight million kilometers of driving experience, more than nine terabyte of data collected and counting, and we are beginning to accelerate our decentralized growth journey that I will speak to, a few slides down the line. Next slide, please.

As I explained the challenges around sustainability, around finite material, cost, price, flexibility, production, and so on and so forth, it is very important to highlight how do we address these challenges with technology. As it relates to the car, the product itself, we actually build cars with nearly 50% reduction in time and the capital requirements compared to the traditional automotive industry. On the battery front, we significantly ... or actually our conviction is that the size of the battery is not the decisive factor, rather how smart and flexible the battery technology. Here, we actually introduce a very flexible and smart battery construct that I’ll speak to in a second, allowing the cars to take advantage of the small amount of exposure to battery metals, at the same time, the ability to exchange the battery, and do not become a burden on the infrastructure, the grid stability, and so on and so forth.

On the product itself, we actually have innovated our way with a smart and flexible product platform, a skateboard concept that allows you to significantly reduce the amount of money you need to spend in delivering and developing new derivatives, basically using the same platform with different construct that the top has, introducing three doors, five doors, slightly larger, bigger, smaller or even last mile delivery city cars. That of course, significantly reduces the amount of CapEx and development cost that goes into product and product development.

On the production front, we have introduced the first 5G enable factory. At the time, we actually inaugurated our facility in Germany, one that builds upon heavily, on autonomous robotics, AI, intelligent IT architecture, tech first IT architecture, that we call it intent of production. Builds upon a smart data layer that allows you to basically replicate production facilities in cyber physical construct in a fraction of the time, and of course for a fraction of the capital requirements. The employment is the obvious part and of course given the construct of the car and the innovative way that we build it, it unlocks a variety of alternative business opportunities. Next slide, please.

Now, getting to the specifics, the innovations around the product are basically in three dimension. One, we built cars out of materials which are not common in the automotive industry. We are actually inside ourselves with the aviation industry, so we use lightweight, durable, recyclable, and sustainable material. Aluminum and polymer are basically the foundation of how we build cars. Of course, to do that there needs to be a way to construct a car from those two materials. This is where our 3D space frame concept has been a source of innovation and disruption in the industry. The idea is not new. The concept has been used in Formula One before. However, to make that out of aluminum, to industrialize that in a way that through our robotics basically built the entire 3D underbodies in less than seven minutes, is something that we have brought to the industry for the first time.

Of course, while we were at it ... and basically you built a car in three dimension using aluminum profile, which are simple geometry, and of course advanced in terms of how you put them together through this robotic construct. We decided, “Why don’t we use a high impact resistant thermic form polymer for the exterior?” The name sounds long and probably suggested it’s expensive. Surprisingly, it’s neither. It’s very, very economically affordable and of course offers durability, dent and scratch resistance, and of course lifecycle costs optimization.

Why is that? First of all, by default the thermic form polymer has a high resistance to impact and displacement, and while we use the particular polymer, we actually impregnate the raw material and create different colors. Through the thermic forming process, we actually also successfully deliver metallic finish, even though in reality there is not a single drum of paint on any of our cars. With that constant advantage, that first of all of course you have a lighter weight car by way of how you’ve constructed the exterior, basically for the lack of any better comparison, this is like a cover to an iPhone, the construct of an iPhone with the aluminum structure and the polymeric exterior.

More importantly, it allows you to completely disrupt your view to maintenance and lifecycle management. Why? First of all, it’s very difficult to create a dent or scratch. It’s a hassle-free drive for an urban environment. With all the traffic in London, New York, Frankfurt, you name it, a bumper to bumper here means nothing; not much happens. Even if you have an accident that causes damage to that particular part, the proprietary clipping technology that we have actually put and utilize in building the car, allows us or allows a customer to go through their app, choose the color of their exterior, order that particular part that has been damaged through the first available service center, and go there and for $100, or depending on the size of the panel, $200 and a couple of hours, replace that part.

The broken part goes for 100% recycling, and the car is renewed. This is a very, very different experience when it comes to lifecycle management, total cost of ownership, and of course a hassle-free life, and of course significantly cheaper for not only the driver but also the insurer, and in the case of fleet management, the leasing company. On the battery front, as I said, we have introduced the proprietary battery design, which allows us to be reasonably cell agnostic. Whether it’s a cylindrical cell, prismatic pouch, it doesn’t matter. Our ability to integrate that into our packaging and the packaging into the battery system, allows us to take advantage of a multi supplier/diversified sourcing. We are less exposed to what’s going on these days in the industry. The second part is: given the battery exchange ability and through our partnership with Ample, we actually have brought down the timing of that battery exchange to minutes.

We disrupt and offer a gas station refueling experience to a customer, by way of allowing and enabling them to replace the battery in a few minutes and continue with their ride. That ability takes away the range anxiety and offer customers comfort, and more importantly enables us and our partner to offer an energy delivery subscription system, also to some of the customers who may want to go from A to B, and do not need to worry about a battery. If you’re a customer for e.GO, you basically, when you buy your car, you receive, first of all two cables, one that can be used with a normal plug, the one that you charge your iPhone or your iPad with. That allows the car to be topped up in a few hours. Even in emerging countries, in countries without infrastructure, e.GO has got you covered.

You’re not depending on availability of fast or even industrial charging infrastructure. Obviously, the car comes with a fast charging cable. If you have it, be our guest and use it. Last but not least, all of the cars are battery swap enabled. You can actually drive by the swapping stations in Germany ... we’ve rolled out a few, and the growth is continued and then just strap the battery, or alternatively actually subscribe to an energy delivery system and you don’t need to pay for the battery. You’re basically using the charge battery as a source of energy for which you pay. This of course, enables or unlocks a significant opportunity not only from a business to consumer point of view, but also the way we interface with the energy infrastructure across Europe, US, or emerging parts of the world, given if the world continues to drive with the growth of production and adoption of electromobility, there is not enough grid capacity that can sustain simultaneous charging of all these cars.

At one point in time, physical infrastructure limitation will limit our ability to roll out cars as an industry. In our opinion of course, the answer to that would be to have off grid solutions, battery swap, which by the way has been done in Asia for a couple of years by now, as they have been ahead of the curve in terms of quantum scale, is the solution. Solar powered stations charge the batteries, batteries swap happens completely autonomous in a few minutes, and the customer will continue the ride and there is no pressure on the infrastructure at no cost, to extend the size of the batteries.

The battery design also comes with another advantage. It’s not an integral part of the chassis, so an accident or potentially future technology, moving from lithium to solid state or semi-solid, or even now people are experimenting with sodium and other material, does not have an impact or does not render e.GO obsolete, because you basically replace that battery, change the content packet, bolt it back in, and the car continues to ride with a software flash. That of course, allows the car to take advantage of not only technologies of today but also the future development as they come.

Let me quickly switch over to the production. On the production front, we have developed this internal production technology, which is a combination of advanced AI robotics, very, very interesting and tech first IT architecture, which takes advantage of our proprietary data layer, or smart data layer, in a way that ultimately every bolt, every nut, every car, every production line, every customer journey, is a digital trace on the overall production or digital production platform at e.GO.

It also allows us to introduce significant optimization around productivity and fault management, so much so that every tool in the factory, which is 5G or Wi-Fi connected, it doesn’t matter, provides for fail safe or fault safe solution. Even a worker, if he or she wanted to apply the rock torque to the bolt, that the tool does not allow that to happen. Of course, with that you introduce a new opportunity around the kind of labor you can introduce to the facility, the way you can train, and the way you can scale.

You see a huge amount of robotics and autonomous mobility at the factory, but more importantly, the idea that we have put into the factory and the innovation that has converted translates itself into a very, very important sustainability element. What do I mean with that? The micro-factories that have been proprietary designed and rolled out by e.GO, come with three distinct feature. Number one, ultra low CapEx. Every micro-factory is designed with a standard 30,000 car per year capacity. The core CapEx associated with that in comparison to the industry, is significantly lower. If you look at OEM number one, OEM number two, without mentioning the names, and the average production capacity per factory is around 70,000/80,000, the usual CapEx give or take is between 800 to a billion. We do that for a core CapEx of 55, so a reduction by factor, not by percentage. Of course with that significant capital reduction, comes risk reduction and flexibility.

The second part is for us to roll out a factory, it takes between 18 to 24 months, which usually in the automotive industry scale, that’s the engineering part of a rollout for a typical or classical OEM facility. That time to market or the agility that comes out of the rollout is also an important factor that allows you to take advantage of the market thread. Last but not least, it’s the ability to roll out these micro-factories in decentralized location, taking basically the production to where the demand is, taking advantage of the regulatory framework. For example, you see the inflation reduction act in US, which is now the talk of the town and the very, very encouraging regulatory environment in terms of financial support. A concept like e.GO’s micro-factory can be decided, rolled out and executed in a fraction of time, and of course it makes us eligible to take advantage of the opportunity while the potential total capital requirements are very light and lean, and therefore much easier to accommodate growth with.

On the ecosystem front, we also believe in end-to-end integration of a seamless digital user journey. The interface between the car, the customer, and the production, basically the product, the production and the user, are all conjoined on e.GO’s proprietary e.GO connect app, taking advantage of the internal of production digital infrastructure. Basically, as far as the customer is concerned, by the time you’ve ordered your car, you can literally follow where the car is in the production journey, all the way to, as a user, multi-user platform sharing, and so on and so forth.

Last but not least, is the integration of AI. Here, the news will be announced in due course. Integration of AI at the backend of the car, in a way that when you’re sitting at home on a cold day like what we had in London a couple days back, and you need to take the kids tomorrow morning to school, you basically talk to your e.GO app and say, “Look, the precondition the car to 24 degrees for tomorrow morning 6:45 AM.” Then tomorrow morning when you go down at your garage or at your driveway, the car is pre-conditioned at that temperature.

Is it a big deal from a technology point of view? Not at all. The technology exists. Is it an interesting user comfort and user experience? Absolutely. This ability to utilize your car as a smartphone on four wheels, is the future of urban mobility, at least as far as we look at it. Next slide, please.

What I mentioned about the construct of the product, you see here in this exploded view. On the top right you see the aluminum space frame, a 3D structure which is built with aluminum profiles. The profiles are purposely simplified in design, and of course enhanced through our proprietary methodological selection and welding technology. The exterior you see on the top left of the exploded view, these are actually the external parts that come and connect and basically embrace the under body. Safety is provided by the underbody. The idea, I’m sure some you may notice it immediately, comes from Formula One, with the side and front crash zones and so on and so forth. The exterior is more of an aesthetic and customer interface. It doesn’t have a safety function. The beauty is: because of the choice of material there is no worry about corrosion, rusting and fatigue.

Then the electric cars are simplified down into two main components: the powertrain or the eAxle as we call it, designed and build by Bosch for e.GO. Bosch, I’m sure you know, the supplier to most of the automotive industry. Powertrain is the next gen 80 kilowatts with there being integrated, and offers quite a good performance and efficiency. The battery, as I mentioned, is a box that basically rolls in and out of the car in few minutes. Next slide, please.

Despite the fact that we believe electromobility needs to be affordable and provided to anybody who is committed to drive a sustainable car, we have not compromised on the potential interfaces with the customer. While we don’t believe in complexity being a virtue, meaning you should not need a PhD to be able to deal with a car, especially as it relates to urban mobility, going from A to B and doing your daily routine, we have introduced one of the largest displays in the industry in that segment, with quite a number of connectivity and integration between smart devices, and the car is a four seater with the rollout of the 2022 model, and a five seater and a five door version is introduced in 2024. Next slide, please.

There are two additional interesting, I would say, attributes to how we build cars. One is our ability to basically be the Android of the automotive industry, for the lack of any better comparison. What do I mean with that? We basically have the capability to integrate in an open architecture, even off the shelf components. That of course, reduces our dependency on customized parts and products and allows us to navigate depending on where do you find best costs/quality, availability, so that we circumvent some of the supply chain issues that the industry sometimes faces because of being very customized, very specific. On the other side, the smart skateboard platform and the body and tooling concept, have considerably reduced our capital requirements in product development and more importantly the time that it takes for us to introduce new derivatives and new products. Next slide, please.

By now, I think you can look at the slide and correlate back to my reasonably long explanation of the difference between how the industry build cars and how e.GO does, but maybe I do a quick summary. In the industry, from OEM number one to OEM number 10, whoever you look at there is a standard way of building cars. It starts with a body shop, with a press shop, where they basically take metal sheets, go to a very energy and capital intense process to push them to create forms. Then you go through these long linear lines of robotics, that they do spot welding to put these pieces together to create that self caring body structure that you see on the box in the middle. At that point in time, it goes for painting which is pollutive and of course capital intense. Afterwards, you go through these overhang structures with large buildings for assembly.

At e.GO, we have removed two of the most energy and capital intense part of the process. By remove, I don’t mean we have subcontracted to somebody else so that you guys cannot see it. They do not exist in our entire ecosystem of production. There is no press shop; there is no paint job. Of course with that, not only do we take away a significant amount of CapEx from the production, but also we reduce our dependency on energy, which five years ago was not a topic, five weeks ago has become a major, or five months ago have become a major topic not only in Europe but also in many other countries. Fun fact here would be: if you look at our peak electrical consumption at e.GO factory, you’re talking about 12 megawatts.

In comparison to the other OEMs, there’s a digit missing. That of course enables us in turn, to take advantage of full solar panel equipped factories. If we wanted to, in a sunny day, we actually could run the factory out of the solar power during day shift, and used the secondhand batteries of the cars as a storage to run the second shift on the battery power.

The fact that when situation in Germany or in Europe actually around the gas and availability of gas at the back of the recent political upset, got escalated. We got a question from a few German media that said, “Look, how much gas do you use?” Our answer surprised them. We actually don’t have a gas connection. We don’t need gas, because this micro-factory is designed in a way to be operating on a very, very optimized energy footprint. Of course, the function of that is by way of CO2 production and waste and waste water. We have one of the smallest footprints in industry. Next slide, please.

That’s the actual picture of the factory. It looks more like a semiconductor facility, not a typical automotive. This is how it works and how it looks, because instead of using this overhang assembly constellation, we actually use autonomous robotics on the floor, with multi-functionality that they go through station by station. Of course, with the digital construct of the internal production, we manage those through each station. With a cycle time of around 10 minutes, you push through cars in about 280 minutes per car. Every roughly few hours, a car completes its entire journey from idea to coming to the end of line for quality control to leave the factory. Next slide, please.

In terms of go to market, of course we are a big fan of learning and utilizing best from [inaudible] and so on and so forth, which is the story of direct to consumers digital and leveraging of our partnership. Here, we take advantage of our brand stores, which are mainly for the customers to get a touch and feel and opportunity to test drive the car. Then the rest goes to the digital platform, from the app all the way to a number of partners that basically multiply our reach and interface with customers. Next slide, please.

Maybe one last piece, which of course was not on the last slide is: given the importance of the user or the consumer journey, we’ve been working very, very intensely on ensuring that the integration of a car as a connected device, and the deep data layer that comes from utilization of the TCU data, is something that allows us to introduce value added services to customers, from connected insurance, to connected drive, to battery health management. This was announced at the back of our partnership with the subsidiary of Google, which is Sibros, a couple weeks back. That was not reflected in the presentation, but we also believe that the electric cars of the future are not only a device from going from A to B, or fulfilling the certain needs of the user, but also they need to become part of an ecosystem of value adding services, that allow the industry to not only innovate but also disrupt the up and downstream services in the connected mobility. Let me pause here, George, and then answer any question that you and the colleagues on the call may have.

George Gianarikas:

Great. Thank you for that, Ali. That was great. I’d like to start first actually, and ask you about the transaction with Athena. Any details you can share, any kind of overarching themes from that and your thoughts?

Ali Vezvaei:

Sure. As for the details, particularly the financials, they’re all publicly available. I think we can direct whoever’s interested to that material and presentation. In terms of the transaction, we actually enjoy a very close and very constructive relationship, despite the markets. Of course, I’m sure that question is in the mind of everybody. The SPAC is determined and in their view they consider e.GO to be a solid asset, not with an idea or a dream, but with production and products on the road, and a business model that has merit to scale.

On our side, we also consider them to be people of commitment, determination and also experience in that front. There, I think the collaboration is very synergetic and complimentary. As for the transaction, it was signed towards the end of the summer. We are working very, very closely to finalize the filing and then the closing will be expected in the next couple of months. If there’s any specific question, happy if I can answer here. If not, to take a question afterwards and then provide detail to whoever’s interested.

George Gianarikas:

Great. No, that’s fine. Thank you. Maybe to focus on the factories first, the micro-factories. How is it that you can construct something for I think 55 to 60 million euro? I think the capacity, correct me if I’m wrong, there’s about 30,000 vehicles?

Ali Vezvaei:

Yes.

George Gianarikas:

In production capacity. That’s obviously a CapEx revenue ratio that’s very low relative to what we’re used to in the industry. In fairness, some investors who have joined us and generally in this emerging EV space have a bad taste in their mouth from other micro-factories. How is yours different from other micro-factories that we’ve heard about in the EV upstart ecosystem?

Ali Vezvaei:

A great question. To be honest, it’s a very fair view to be disappointed with, in general, EV industry having not delivered on the promise. We take that very, very openly. Look. First of all, it gives us a great pleasure to be able to say here, everything we said we have done. It’s physically available and anybody who is interested, we quarterly invite them to come and go through the micro-factory, test drive the car, touch, feel, because there’s nothing that speaks louder than action and reality.

Now coming back to your question, there are two fundamental disruptive, I would say, technological differences between how we build cars and how the industry build cars, which ultimately and naturally translate to the construct of our market factory, relative to the rest of the industry. Number one, the choice of materials, aluminum and polymer, allows us to take away significantly, or the most capital intense part of the process.

The press shop is a couple 100 million euros typically, and the paint shop, another couple 100 million euros. Those are not replaced with CapEx, rather addressed through technology. The entire robotic system that we have developed, trained, and basically enjoyed to call it a proprietary solution, there is no second one in industry. That process is only possible if you actually selected the kind of material we do, and if you build cars in three dimension with this 3D space frame. What do I mean with that? The reason other micro-factories, other car manufacturers are not doing it this way or cannot achieve the CapEx, is not because they may not understand how to do it. It’s because the choices they made at the beginning with how to build the car, translate itself to the follow-on processes they need to adhere to, and those come with the CapEx.

We have made a conscious choice to build cars the way we do with the choice of material we do. The translation of that was we needed to spend five years in developing the AI and robotics to be able to put these aluminum pieces in six minutes and 57 seconds to be exact, per car, for the first time in the industry where you have simultaneously 12 robots doing MIG welding on one space frame. What happens is, you basically replace the entire press job and that body shop with hundreds of robots, with a cell that includes 16 robots. That cell has the capacity to produce 30,000 cars per year, calculated because there is one operator and he has two jobs: put the aluminum profiles into the machine, push the button, take a coffee, stay out of the way. Then seven minutes later, the machine coughs out the 3D structure, from which the assembly begins.

George Gianarikas:

Okay. In your slide presentation, you had the elimination of press and the elimination of paint.

Ali Vezvaei:

Yes.

George Gianarikas:

In which you suggested costs hundreds of millions of dollars. Can you walk us? What happens? You get a piece of aluminum from your partner that comes in, or several pieces I should say, and then the six minute 57 seconds process is where the IP is, right? Is that correct? Is that the way of the process?

Ali Vezvaei:

Absolutely. You basically buy from the open market, standardized aluminum profiles. Those come and in the factory go through these particular robotic cell, where the robots put them together in the 3D construct, and then that eliminates the entire process that we just discussed. Then this part goes into the assembly line, where the exterior, the thermic form polymer, is being assembled on to the vehicle.

George Gianarikas:

Got it. You mentioned ... I think this is where the IP of the firm lies, right? It’s the process, the seven minute process through which you assemble this. How hard is that for someone else to do? It’s $60 million, 60 million euro, and if they started today to try to replicate this process, would it take them a year, two years, three years, to get this done in your opinion?

Ali Vezvaei:

It’s a great question. Look. There are three things to call it potential competition by copying. Number one, if an existing OEM were to do this, they need to change their identity, meaning they need to decide to migrate from building cars with self-caring body structure, to building cars with 3D space frame. That means somewhere, they need to write off existing assets because they need to shift. There is no synergy between the two. That has been the reason, even though we are very close with Volkswagen, there has been collaboration. They never attempted to copy us. They just collaborated with us, and actually interestingly enough, and there is nothing at the moment with Volkswagen just to be clear, but back then when we started collaborating on an experiment, they said, “Look, for this segment, probably this is a better approach than these large major factories,” but currently nothing ongoing, so ignore that comment. It was just to address the point. The second part is, if there was a new entrance, just wanted to copy the idea and move forward, can they do that? Theoretically, yes, but it took five years of fine-tuning AI training and getting the clearances, the temperatures, and the welding and assembly process right, a lot of patents, a lot of IP, a lot of know-how, a lot of lockbox, and so on and so forth. It wouldn’t be as easy, because it was not easy for us. We are here today. Of course, I’ll take advantage of being very passionately presenting the idea and taking great pride of presenting this to your colleagues and your guest, but five years of hard work, sometimes 20 hours a day, a lot of failures in getting the robotics right, anybody that wants to do this needs to go through the same process. There is no shortcut there because the tolerances are a function of design. The design is a function of material selection. The material selection is a function of your IP around metallurgical choices that you make with the alloy and the clipping technology between the car and the body, and to get the tolerances so that you get the quality and the crash test and so on and so forth. It’s a lot of work, I must admit. Automotive industry is not an easy industry to cut corners here. It will take time. Can somebody technically do that? Anything is possible. Would it make sense and would it be fast enough to catch the market trend? I’m not so sure.

George Gianarikas:

Got it. How much does this cost, your first vehicle?

Ali Vezvaei:

You can actually purchase our cars because we are in business for a starting price, 24,990, including the 19% German VAT, and excluding any incentives by the government. In Germany, the incentives are around 9,500 at least. This year, they are nine five. Next year, probably a little bit less. Ultimately, cash out of a customer pocket with the current incentives, stands at around 16,000 for the starting price.

George Gianarikas:

How have you been able to skirt the inflation issues that other automakers are seeing and that’s required them to raise prices to maintain profitability?

Ali Vezvaei:

Here, I wish I had a better answer. The answer is very simple. To the extent that it relates to raw material, the inflation will be passed onto consumers. The only, call it immunity or insurance, policy that we have been able to put in place by way of design and innovation, is: when you look at the size of our battery, the total weight of the battery is around 180 kilograms, in comparison to some of our competitors and peers, with 6, 7, 8, 900 kilos. It just tells you that your exposure to the price increase is lower. As it relates to price increase on some of the other raw material, whether steel or otherwise, of course we don’t have that exposure. The fact that we use a lot of off-the-shelf components from suppliers and renowned producers such as Bosch, Stellantis, so on and so forth, gives us the ability to have multi-sourcing, always go for best quality lowest price.

Here, we are a little bit more fortunate that we haven’t basically cornered ourselves into specific or custom design parts. That is how we navigate. A short answer to your very profound question is: are we immune? The answer is no. Ultimately, if the inflation wave continues to ripple through the industry from raw material to parts, we will also be exposed. The exposure will be slightly less and our ability to pass on that to the customer will be slightly better.

George Gianarikas:

I’d like to ask about your battery. You’ve in essence adopted a, to a certain extent, a battery swapping model. You’ve alluded this in your presentation. Companies in Asia have done that. Companies in the US tried it and didn’t pursue it long. Why has it been successful in some markets and not in others?

Ali Vezvaei:

The answer would be threefold. Number one, the design of the car needs to be conducive to enable battery swap, because otherwise you need to make the compromise by spending a lot of money into battery swap stations and the construct of the battery. That cost to benefit ratio, is what makes or breaks the business model. We were very lucky that the design of our battery was by default, such a way that it enabled battery swap with absolutely no engineering required, number one.

Number two, the fact that we designed the battery, again simply because we wanted to have the flexibility around cell and cell technology, being agnostic to what kind of cell we pack in, gave us the opportunity .... this is something you have seen probably the announcement and you will hear about it a little bit more in CES. We have introduced this universal battery concept. Basically, a battery that is not anymore designated to a car, but rather has the interface to the car universalized and the battery becomes an attachment to that universal plate.

This is a change compared to what some of the others have done in the past, or some of the Asian partners or colleagues are doing now, which is customized. Anything which is customized, loses synergy. Anything that loses synergy loses a scale and therefore becomes too expensive. Last but not least, and here credit goes to our partner, Ample, out of San Francisco. The design of their battery swap stations is such that it is ultra capital light. It’s completely autonomous and robotized, and therefore it also takes a lot of CapEx and cost out of the system.

George Gianarikas:

What can you share with us about your orders, about your success in building the vehicle so far, about your visibility into the order book? Any financial metrics that you can share with us?

Ali Vezvaei:

On the financial front, we’ve been advised that we are not allowed to share any future stuff based on the SEC guidelines capital. Please correct me if I’m wrong. As far as the success and the, call it, product success, happy to do so. The 2021 model was successfully sold out ahead of the schedule. NASCAR’s have been delivered in September. Line switchover is ongoing to basically begin delivery of the 2022 model, which our brand ambassador, the football sensation, although the team didn’t make it, Neymar Junior, has unveiled in May, 2022. Until now, north of 11,000 reservations, and we haven’t even started the sales campaign. That’s why you don’t see anything from us, because we typically approach this very Germanic. We really open sales and sales campaign in a way that we can deliver to customers between 90 to 100 days, the car.

It doesn’t make sense that you start sales campaign until the customer wait for 26 months. Really, there’s no point in doing that. We will do that. We are planning to do that right after the New Year’s holidays with the reservations we have. With the fleet deals that we see around the corner, we are very comfortable that demand will not be a challenge. Rather, how quickly we can actually deliver to our customers and how much we can maintain customer satisfaction, would be something that we are focused on. On the latter, we have entered into a global frame agreement with Bosch Services, in order to introduce after sale service on a decentralized basis. Using our internal production, we actually convert Bosch service centers and train them remotely to become an e.GO service center.

That part is giving the customers the ability to take advantage through their digital app and use again, a universal system of service centers, rather than wait for us to build brick and mortar facilities, which costs a lot takes a lot of time. Of course, it allows us, that if you wanted to choose a country tomorrow to roll out, it basically means digitally connect through with the Bosch service center, upload, connect, do the training, and in about two months, we’re ready to receive customers in those service centers.

George Gianarikas:

Maybe a way to wrap it up: you mentioned the inflation reduction act and the incentives inside the act to spur production of EVs in the United States. Has that changed your desire or has it accelerated any plans to enter this market?

Ali Vezvaei:

Absolutely. Great question. Thank you. I forgot that. As part of our decentralized growth, we have successfully not only built the first micro-factory in Aachen; we have started the construction in the Southeast Europe, in North Macedonia, two plants, Bulgaria, is nearing construction. The third plant, we have entered into a memorandum understanding in the United Arab Emirates, as the first and one of the most prominent Middle Eastern countries that actually is trying to attract production technology and create in-country value add. We were looking between Mexico and United States, just before the Inflation Reduction Act was introduced.

Of course, the introduction of the Inflation Reduction Act tilted our decision to be determined that the next market factory in the American continent will be in US. Of course being listed in US, that just solidifies that decision. Active conversations are ongoing in terms of selecting the right states, which amplifies the advantages of the inflation reduction act with the state incentives. You’ll be hearing from us relatively soon on where do we hopefully land and begin working in us.

George Gianarikas:

That’s a great place to stop. Ali, thank you so much for your time. Good luck to you and the e.GO team, with your production, with closing the transaction, and we look forward to hearing all about your success over the next 12 to 24 months.

Ali Vezvaei:

Thank you, George. Also, thanks to your guests and audience, for patiently listening to our story.

George Gianarikas:

Okay, thanks.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between Athena Consumer Acquisition Corp. (“Athena”) and Next.e.GO Mobile SE (“e.GO”), Next.e.GO B.V., a wholly-owned subsidiary of e.GO (“TopCo”) intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Athena will send to its stockholders in connection with the Business Combination. Investors and security holders of Athena are advised to read, when available, the proxy statement/prospectus in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. Athena will mail the definitive proxy statement/final prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 442 5th Avenue, New York, NY, 10018.

Participants in the Solicitation

Athena, e.GO, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Athena’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Athena’s directors and officers in Athena’s filings with the SEC, and such information and names of e.GO’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by TopCo, which will include the proxy statement of Athena for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Athena, e.GO, and TopCo’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the level of redemptions by Athena’s public stockholders, the timing of the completion of the Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Athena, e.GO, and TopCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Athena, e.GO, and TopCo.

These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of Athena or e.GO is not obtained; (iii) failure to realize the anticipated benefits of the proposed Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to e.GO; (v) the outcome of any legal proceedings that may be instituted against Athena and/or e.GO following the announcement of the Business Combination; (vi) future global, regional or local economic and market conditions; (vii) the development, effects and enforcement of laws and regulations; (viii) e.GO’s ability to grow and achieve its business objectives; (ix) the effects of competition on e.GO’s future business; (x) the amount of redemption requests made by Athena’s public stockholders; (xi) the ability of Athena or the combined company to issue equity or equity-linked securities in the future; (xii) the ability of e.GO and Athena to raise interim financing in connection with the Business Combination, including to secure an e.GO IP-backed note; (xiii) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xiv) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation, (xv) costs related to the Business Combination, (xvi) the impact of the global COVID-19 pandemic and (xvii) those factors discussed below under the heading “Risk Factors” and in the documents filed, or to be filed, by Athena and Topco with the SEC. Additional risks related to e.GO’s business include, but are not limited to: the market’s willingness to adopt electric vehicles; volatility in demand for vehicles; e.GO’s dependence on the proceeds from the contemplated Business Combination and other external financing to continue its operations; significant challenges as a relatively new entrant in the automotive industry; e.GO’s ability to control capital expenditures and costs; cost increases or disruptions in supply of raw materials, semiconductor chips or other components; breaches in data security; e.GO’s ability to establish, maintain and strengthen its brand; e.GO’s minimal experience in servicing and repairing vehicles; product recalls; failure of joint-venture partners to meet their contractual commitments; unfavorable changes to the regulatory environment; risks and uncertainties arising from the acquisition of e.GO’s predecessor business and assets following the opening of insolvency proceedings over the predecessor’s assets in July 2020; and e.GO’s ability to protect its intellectual property. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither e.GO nor Athena presently know or that e.GO and Athena currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect e.GO’s and Athena’s expectations, plans or forecasts of future events and views as of the date of this communication. e.GO and Athena anticipate that subsequent events and developments will cause e.GO’s and Athena’s assessments to change. However, while e.GO and Athena may elect to update these forward-looking statements at some point in the future, e.GO and Athena specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing e.GO’s and Athena’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.